SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ____________________

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2003

                             _______________________

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   |X|      Form 20-F         |_|     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b):  82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's management report for the quarter ended September 30, 2003.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the report of the Registrant's auditors for the quarter ended September 30, 2003.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's press release dated November 11, 2003.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ELBIT SYSTEMS LTD.
                                      (Registrant)


                                      By: /s/ Ilan Pacholder
                                          ----------------------------------
                                          Name:  Ilan Pacholder
                                          Title:  Corporate Secretary

Dated:  November 11, 2003.

                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT NO.      DESCRIPTION
    -----------      -----------

             1.      Management report for the quarter ended September 30, 2003.

             2.      Auditor's report for the quarter ended September 30, 2003.

             3.      Press release dated November 11, 2003.